UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

LodgeNet Interactive Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

540211109
(CUSIP Number)

MAST CAPITAL MANAGEMENT, LLC
ATTN: ADAM KLEINMAN, GENERAL COUNSEL
200 Clarendon Street, 51st Floor
Boston, MA 02116
(617) 375-3019

With a copy to:

ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,983,121 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,983,121 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,121 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Credit Opportunities I Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,185,458 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,185,458 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,458 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast OC I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 484,583 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 484,583 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,583 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast Select Opportunities I Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,724 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 305,724 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,724 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Mast PC Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,356 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,356 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,356 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON Christopher B. Madison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,983,121 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,983,121 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,121 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 540211109

1	NAME OF REPORTING PERSON David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,983,121 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,983,121 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,121 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 540211109

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

As of the close of business on April 27, 2012, the Reporting Persons beneficially owned an aggregate of 1,983,121 shares of Common Stock, as detailed in Item 5.  All of the funds used to purchase the shares of Common Stock described in this Schedule 13D came from working capital.  No funds were borrowed by any of the Reporting Persons in order to complete the Common Stock purchases described in this report.  The aggregate dollar amount for the Common Stock beneficially owned in the aggregate by the Reporting Persons is approximately $5,411,144.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)  The aggregate percentage of Shares reported owned by each person named herein is based upon 25,347,609 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 2, 2012 as reported in Amendment No. 1 to the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on April 18, 2012.

As of the close of business on April 26, 2012, the Reporting Persons, in the aggregate, beneficially owned 1,983,121 shares of Common Stock of the Issuer representing approximately 7.8% of such class of securities.  The beneficial ownership of each Reporting Person was as follows: (i) Credit Opportunities beneficially owned 1,185,458 shares of Common Stock of the Issuer, representing approximately 4.7% of such class, (ii) OC I Master beneficially owned 484,583 shares of Common Stock of the Issuer, representing approximately 1.9% of such class, (iii) Select Opportunities beneficially owned 305,724 shares of Common Stock of the Issuer, representing approximately 1.2% of such class, (iv) PC beneficially owned 7,356 shares of Common Stock of the Issuer, representing less than 1% of such class, and (v) Capital, as the investment adviser to Credit Opportunities, Select Opportunities and PC and the investment adviser and general partner of OC I Master, and Mr. Madison and Mr. Steinberg, as the managers of Capital, each may be deemed to beneficially own 1,983,121 shares of Common Stock of the Issuer, representing 7.8% of such class.

Item 5(c) is hereby amended to add the following:

(c)           Schedule B annexed hereto lists all transactions in the shares of Common Stock by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D.  All of such transactions were effected in the open market.

[signature page follows]

CUSIP NO. 540211109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned signatories certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2012	MAST CAPITAL MANAGEMENT, LLC

	By:	/s/ Christopher B. Madison
		Name:	Christopher B. Madison
		Title:	Managing Member

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Director

MAST OC I MASTER FUND L.P.

By:	Mast Capital Management, LLC
General Partner

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Managing Member

MAST SELECT OPPORTUNITIES MASTER FUND L.P.

By:	Mast Select Opportunities GP, LLC
General Partner

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Authorized Signatory

MAST PC FUND, L.P.

By:	Mast PC GP, LLC
General Partner

By:	/s/ Christopher B. Madison
	Name:	Christopher B. Madison
	Title:	Authorized Signatory

/s/ Christopher B. Madison
CHRISTOPHER B. MADISON

/s/ David J. Steinberg
DAVID J. STEINBERG

CUSIP NO. 540211109

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Date of Sale	Shares of Common Stock (Sold)	Price Per Share ($)
MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED
04/23/12	(20,504)	3.9492
04/24/12	(73,526)	4.2305
04/25/12	(45,009)	2.7090
04/26/12	(75,200)	2.5812
04/27/12	(50,452)	2.4718
MAST OC I MASTER FUND L.P.
04/23/12	(8,381)	3.9492
04/24/12	(30,055)	4.2305
04/25/12	(18,398)	2.7090
04/26/12	(30,740)	2.5812
04/27/12	(20,623)	2.4718

MAST SELECT OPPORTUNITIES MASTER FUND L.P.
04/23/12	(5,288)	3.9492
04/24/12	(18,962)	4.2305
04/25/12	(11,608)	2.7090
04/26/12	(19,393)	2.5812
04/27/12	(13,011)	2.4718
MAST PC FUND, L.P.
04/23/12	(127)	3.9492
04/24/12	(457)	4.2305
04/25/12	(279)	2.7090
04/26/12	(467)	2.5812
04/27/12	(314)	2.4718